Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

January 6, 2020 - For Immediate Release

Great Panther Announces US$11.25 Million Gold Dore Prepayment

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces that it has entered into a US$11.25 million gold doré prepayment agreement (the “Agreement”) with Samsung C&T U.K. Ltd. (“Samsung”), a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period from our Tucano Gold Mine, Samsung has agreed to advance a US$11.25 million prepayment (the “Advance”) to Great Panther. Gold deliveries will be sold at a 0.65% discount to the benchmark price of gold at the time of delivery and will be used to offset repayments of the Advance, which are scheduled to occur between 11 to 24 months after the date of the Advance. The Advance will bear interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns the Tucano Gold Mine. Great Panther has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung a right of offer for concentrates produced from the Company’s Coricancha Mine project in certain circumstances. The transaction is expected to close with the funding of the Advance by February 2020.

“We are delighted to announce this key partnership with Samsung,” stated Jeffrey Mason, Interim President and CEO. “Together with the US$10 million concentrate prepayment we announced on December 30th, this provides over US$21 million in new capital as we begin a pivotal year for Great Panther. This partnership also serves as a strong endorsement of our Tucano Gold Mine in Brazil and our Coricancha Mine project in Peru”.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine project in Peru whereby in 2019 it executed a successful bulk sample mining program in accordance with the May 2018 PEA.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the terms and conditions of the Advance, the Company’s ability to repay the proceeds of the Advance, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2018 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA,

VP, Corporate Finance & Treasury

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

Dwiens@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2